Exhibit (a)(5)(B)

Saltchuk Resources, Inc. and Overseas Shipholding Group, Inc. Announce Commencement of Tender Offer for All Issued and Outstanding Shares of Overseas Shipholding Group, Inc. (NYSE:OSG)

Seattle, WA and Tampa, FL, June 17, 2024 – Saltchuk Resources, Inc. (“Saltchuk”) and Overseas Shipholding Group, Inc. (NYSE:OSG) (“OSG”) announced that on June 10, 2024, Saltchuk’s wholly-owned subsidiary, Seahawk MergeCo., Inc. (“Purchaser”), commenced its tender offer (the “Offer”) for all issued and outstanding shares of Class A common stock (“Shares”) of OSG at a price of $8.50 per Share in cash, subject to any applicable tax withholding and without interest (the “Offer Price”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 19, 2024, by and among Saltchuk, Purchaser and OSG (the “Merger Agreement”), which Saltchuk and OSG announced on May 20, 2024.

The OSG Board of Directors has unanimously determined that the Merger Agreement and Offer are fair to and in the best interests of OSG’s stockholders. The OSG Board of Directors also recommends that the stockholders of OSG tender their shares to Purchaser pursuant to the Offer.

The Offer will expire one minute after 11:59 p.m. Eastern Time on July 9, 2024, unless extended or earlier terminated. Instructions to tender Shares are being communicated to stockholders through Georgeson LLC, the information agent for the Offer, or the institution or brokerage that holds Shares on the stockholder’s behalf.

Purchaser’s obligation to accept and pay for Shares tendered in the Offer is subject to conditions, including satisfaction of a minimum tender condition and other customary conditions for transactions of this type. After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into OSG, with OSG continuing as the surviving entity (the “Merger”). As a result of the Merger, outstanding Shares will generally be cancelled and converted into the right to receive an amount equal to the Offer Price, and OSG will cease to be a publicly traded company and will become wholly-owned by Saltchuk.

Additional Information

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of OSG. Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Saltchuk and Seahawk MergeCo., Inc with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2024. In addition, on June 10, 2024, OSG filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the Offer. These documents contain important information about the Offer and stockholders of OSG are urged to read them carefully and in their entirety. Copies of these documents and other documents filed by Saltchuk Resources, Purchaser and OSG are available for free on OSG’s website at OSG.com/Investors/SEC filings and on the website maintained by the SEC at www.sec.gov. In addition, a free copy of these documents may also be obtained from the information agent, Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, by calling toll free (866) 643-6206. Computershare Inc. and Computershare Trust Company, N.A. are acting as joint depositary and paying agent for the Offer.

About Saltchuk Resources, Inc.

Saltchuk is a privately owned family of diversified freight transportation, marine service, and energy distribution companies, with consolidated annual revenue of approximately $5 billion and 7,500 employees. We believe in – and champion – the inherent value of our companies’ individual brands. The Corporate Home provides leadership and resources to our companies but not direct management of their operations. Saltchuk is a values-driven organization. We put safety first. We are reliable – we take care of our customers and conduct business with honesty and integrity. We are committed to each other, to protecting our environment, and to contributing to our communities in a work environment where anyone would be proud for their children to work. Additional information about Saltchuk, which is headquartered in Seattle, is available at www.saltchuk.com.

About Overseas Shipholding Group, Inc.

Overseas Shipholding Group, Inc. (NYSE: OSG) is a publicly traded company providing liquid bulk transportation services for crude oil and petroleum products in the U.S. Flag markets. OSG’s U.S. Flag fleet consists of Suezmax crude oil tankers, conventional and lightering ATBs, shuttle and conventional MR tankers, and non-Jones Act MR tankers that participate in the U.S. Tanker Security Program.

OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in Tampa, FL. More information is available at www.osg.com.

Contact

Todd Fogarty, Kekst CNC

212.521.4854

todd.fogarty@kekstcnc.com